 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Joseph Cutts (Last) (First) (Middle) 303 Velocity Way (Street) Foster City, CA 94404 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Electronics for Imaging, Inc. (EFII) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (month/day/year) 07/31/2002 5. If Amendment, Date of Original (month/day/year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer        Other

Officer/Other
Description           Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
     Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	07/31/2002	A |	1,110 | A | $13.2005	3,478	D	Direct
		|	| |
		|	| |
		|	| |
		|	| |
		|	| |
		|	| |
		|	| |
		|	| |
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$13.7500		|		|01/03/11	Common Stock-75,000		75,000	D	Direct
Stock Option (right to buy)	$15.6406		|		|01/22/08	Common Stock-3,750		3,750	D	Direct
Stock Option (right to buy)	$17.5000	04/25/02	A|V	30,000	(1)|04/24/12	Common Stock-30,000		30,000	D	Direct
Stock Option (right to buy)	$17.5000	04/25/02	A|V	20,000	(2)|04/25/12	Common Stock-20,000		20,000	D	Direct
Stock Option (right to buy)	$33.8125		|		|03/23/09	Common Stock-22,500		22,500	D	Direct
Stock Option (right to buy)	$36.1875		|		|10/20/09	Common Stock-6,000		6,000	D	Direct
Stock Option (right to buy)	$38.7500		|		|03/03/07	Common Stock-7,500		7,500	D	Direct
Stock Option (right to buy)	$47.2500		|		|07/01/07	Common Stock-4,100		4,100	D	Direct
Explanation of Responses:

Explanation of Responses:
(1)
This option was grant in accordance with Options Exchange Program, whereas, the number of shares of common stock subject to each new option will be equal to two-thirds the number of shares of common stock subject to the tendered options.
(2)
This option becomes exercisable as to 25% of the shares on April 25, 2003, and then monthly thereafter (ratably), with full vesting on October 25, 2005.

-Respresents shares acquired under the issuer's 2000 Employee Stock Purchase Plan. Note that this is an exempt transaction under Rule 16b-3(c) of the Securities Exchange Act of 1934, which is being reported voluntarily.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Cutts, Joseph 8/29/2002 ** Signature of Reporting Person Date SEC 1474 (3-99)